12g3-2(b) Exemption No. (82-836)

RECEIVED

2008 OCT 14 A 11:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08005344

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

SUPPL

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached (1) Announcement of Intention to make a Tender Offer to Shareholders of First Philippine Infrastructure, Inc., as issued by Metro Pacific Investments Corporation ("MPIC") on 6th October, 2008; and (2) SEC Form 19-1 on Tender Offer Report (with attachments) as filed by MPIC with the Philippine Stock Exchange.

Dated this 6th day of October, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

PROCESSED
OCT 16 2008
THOMSON REUTERS

dw 10/14

METRO PACIFIC INVESTMENTS

ANNOUNCEMENT OF INTENTION TO MAKE A TENDER OFFER TO SHAREHOLDERS OF FIRST PHILIPPINE INFRASTRUCTURE, INC.

TO THE SHAREHOLDERS OF FIRST PHILIPPINE INFRASTRUCTURE, INC.

October 6, 2008

This is to advise you that Metro Pacific Investments Corporation ("MPIC") obtained a binding commitment from Benpres Holdings Corporation and First Philippine Holdings Corporation for the acquisition (the "Acquisition") of a total of 4,970,570,627 common shares of First Philippine Infrastructure, Inc. ("FPII"), which currently represent approximately 98.1246%, and on the date of the closing of the Acquisition will represent approximately 99.8398%, of the total issued and outstanding common shares of FPII.

The Acquisition is subject to the mandatory tender offer provision of Section 19 of the Securities Regulation Code. Accordingly, MPIC will conduct a tender offer for 94,504,310 common shares of FPII representing approximately 1.8754% of the total outstanding common shares of FPII, pursuant to the Securities Regulation Code and its applicable implementing rules and regulations. The tender offer is subject to the Terms of the Tender Offer forming part of MPIC's Tender Offer Report in SEC Form 19-1 filed with the Securities and Exchange Commission on October 6, 2008.

Very truly yours,

THE BOARD OF DIRECTORS
OF METRO PACIFIC INVESTMENTS CORPORATION

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 19-1
TENDER OFFER REPORT

Check the appropriate box:

[X] Initial Filing

[ ] Amendment

Amendment No. ....

[ ] Items Amended by the Filing ....

1. Exact Name of Subject Company as Specified in its Charter:

FIRST PHILIPPINE INFRASTRUCTURE, INC.
(formerly City Resources (Phil.) Corporation; formerly Manhattan Mining Corporation)

(a) Address of Principal Offices:

4th Floor, Benpres Building, Exchange Road corner Meralco Avenue, Pasig City

Postal Code: **1605**

(b) SEC Identification Number: **40590**

(c) (SEC Use Only)
Industry Classification Code

(d) BIR Tax Identification Number: **000-217-282-000**

2. Name of Bidder:

METRO PACIFIC INVESTMENTS CORPORATION

Address of Bidder:

10th Floor, MGO Building, Legazpi corner dela Rosa Streets, Legazpi Village, Makati City

Postal Code:

0721

3. Title or Class of Securities Subject to Tender Offer: **Common Shares**

Item 1. Subject Company and Class of Security Subject of the Tender Offer

(a) The subject company is First Philippine Infrastructure, Inc. (the "**Company**", "**FPII**" or the "**Issuer**") with principal office at the 4th Floor, Benpres Building, Exchange Road corner Meralco Avenue, Pasig City.

(b) As of October 6, 2008, the total issued and outstanding capital stock of the Company is 5,065,074,937 common shares.

Metro Pacific Investments Corporation (the "**Bidder**") obtained a binding commitment for the acquisition of 4,970,570,627 common shares of the Company, which currently represent approximately 98.1246%, and on the date of the closing ("**FPH Closing**") of the sale of the FPH Sale Shares (as defined below) will represent approximately 99.8398%, of the total issued and outstanding common shares of the Company (the "**Majority Shares**") from the following shareholders ("**Majority Shareholders**"): (a) Benpres Holdings Corporation ("**Benpres**") – 2,435,579,607 shares ("**Benpres Sale Shares**"); and (b) First Philippine Holdings Corporation ("**FPH**") – 2,534,991,020 shares ("**FPH Sale Shares**").

The Bidder is offering to purchase the remaining approximately 1.8754% of the issued and outstanding capital of the Company or 94,504,310 common shares (the "**Tender Offer Shares**") from the registered owners thereof (the "**Remaining Shareholders**"). For this purpose, the Bidder will implement the tender offer subject of this Report (the "**Tender Offer**").

The Tender Offer Shares shall be deemed accepted by the Bidder on November 19, 2008 or any extended date approved by the Securities and Exchange Commission ("**SEC**") subject to the conditions that: (i) the closing of the sale of the FPH Sale Shares (the "**FPH Closing**") under the share purchase agreement signed by the Bidder with the Majority Shareholders (the "**Purchase Agreement**") shall have taken place as November 19, 2008; and (ii) the Bidder's broker has determined that the tendering shareholders shall have obtained all the required approvals and authorizations to enable it to transfer the Tender Offer Shares to the Bidder before the expiration of the Tender Offer and shall have complied with all the terms of the Tender Offer. The foregoing conditions of the Tender Offer may be waived at the sole discretion of the Bidder.

While the Tender Offer will cover 94,504,310 common shares of the Company, Lopez, Inc. which holds 87,020,160 of the Tender Offer Shares representing approximately 1.7151% of the total issued and outstanding common shares of FPII (the "**Lopez Shares**") has executed an Undertaking dated September 30, 2008 (the "**Undertaking**") waiving any rights it may have to tender the Lopez Shares and allowing FPII to redeem the Lopez Shares at the price of Php 2.22474 per share. A copy of the Undertaking is attached and incorporated herein as **Exhibit A**. Accordingly, it is expected that the maximum number of common shares that may be tendered to the Bidder will be 7,484,150 shares, representing approximately 0.1603% of the total issued and outstanding common shares of the Company.

The Tender Offer is subject further to the Terms of the Tender Offer, which is attached hereto and forms an integral part hereof as **Exhibit B** and is also attached to, and forms an integral part of, the Application to Sell (**Exhibit C** of this Report).

While the Purchase Agreement provides for a situation in which the fulfillment of the conditions precedent for the acquisition of the Benpres Sale Shares may occur after the FPH Closing ("**Benpres Closing**"), it does not contemplate separate transactions with the Majority Shareholders, hence, the conduct of only one Tender Offer in connection with the acquisition of shares from both Majority Shareholders.

Subject to the FPH Closing taking place, the tendered Tender Offer Shares are intended to be crossed on the Philippine Stock Exchange ("**PSE**") on November 19, 2008. The occurrence of the Benpres Closing on a date other than the FPH Closing will not affect the date of crossing of the Tender Offer Shares, or give rise to a second tender offer.

The Bidder is offering to acquire the Tender Offer Shares at a purchase price of Php2.46705 per share (inclusive of block sales fees and charges, which are for the account of the stockholder and shall be deducted from the purchase price payable to such stockholder), which is the same price payable for the common shares of FPII under the Purchase Agreement. The purchase price will be payable in accordance with the Terms of the Tender Offer.

The maximum aggregate purchase price of the Tender Offer Shares, excluding the purchase price that would have been payable by the Bidder for the Lopez Shares, is Eighteen Million Four Hundred Sixty Three Thousand Seven Hundred Seventy Two Pesos and 26/100 (Php 18,463,772.26).

Every Remaining Shareholder of record of the Company as of the date set out in the Terms of the Tender Offer is entitled to tender all or a portion of the Tender Offer Shares for acceptance and purchase by the Bidder, subject to the Terms of the Tender Offer.

Banco de Oro Unibank, Inc. has confirmed that resources available to the Bidder are sufficient to satisfy full acceptance of the Tender Offer Shares (other than the Lopez Shares) pursuant to the Tender Offer. A copy of the confirmation is attached and incorporated herein as **Exhibit D** to this Report. Considering that Lopez, Inc. has executed the Undertaking, the amount of the confirmation excludes the purchase price which would have been payable for the Lopez Shares.

(c) The shares of the Company are listed and traded in the PSE. In 1994, the PSE suspended the listing and trading of the shares of the Company for non-operation and non-compliance with reportorial requirements. On December 26, 2007, the PSE lifted the suspension of the listing and trading of the shares after the Company complied with the requirements of the PSE and SEC.

The high and low sales prices for the Company's shares traded on the PSE for each quarterly period since December 26, 2007 are:

	2008	
(In Php)	High	Low
First Quarter	19.00	6.50
Second Quarter	6.40	3.00
Third Quarter	10.50	3.40

Item 2. Identity and Background

The identity and background of the Bidder is set forth in **Exhibit E** which is attached and incorporated herein as an *integral part of this Report.*

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Bidder

As mentioned, the Bidder has entered into the Purchase Agreement to acquire the FPH Sale Shares and the Benpres Sale Shares. The Bidder is undertaking the Tender Offer in connection with its acquisition of the FPH Sale Shares and the Benpres Sale Shares in accordance with the Tender Offer rules set out in Section 19 of the Securities Regulation Code (**"SRC"**) and its implementing rules.

After the purchase of the FPH Sale Shares, Benpres Sale Shares and Tender Offer Shares, the Bidder will change the composition of the present board of directors of the Issuer. There will also be an election of a new chairman, president, treasurer, corporate secretary and assistant corporate secretary.

Except as indicated in this Report, the Bidder does not have any present plans or proposals which relate to or would result in:

(a) *an extraordinary corporate transaction, such as merger, reorganization or liquidation,* involving the Issuer or any of its subsidiaries;

(b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c) a change to the number or term of directors, fill any existing vacancy on the board of directors or a change to any material term of the employment contract of any executive officer of the Issuer;

(d) any material change in the present dividend rate or policy or indebtedness or capitalization of the Issuer;

(e) any other material change in the Issuer's corporate structure or business;

(f) any class of equity securities of the Issuer which is listed in the PSE to be no longer listed; or

(g) the Issuer to no longer be subject to the reporting requirements of SRC Rule 17.

Item 4. Interest in Securities of the Issuer

(a) The Tender Offer Shares represent approximately 1.8754% of the total issued and outstanding common shares of the Company. However, because of the Undertaking executed by Lopez, Inc., it is expected that the maximum number of common shares that may be tendered to the Bidder will represent approximately 0.1603% of the total issued and outstanding common shares of the Company.

The Bidder, its directors or executive officers do not, directly or indirectly, own shares of the Company.

(b) Except as stated in this Report, the Bidder is not aware of any material transaction regarding the common shares of the Company, including the Tender Offer Shares, effected during the past sixty (60) days by the persons named in Item 2 herein.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Purchase Agreement discussed in this item and Item 1 above, to the best knowledge of the Bidder, there is no other contract, arrangement, understanding or relationship among the persons named in Exhibit E and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The Purchase Agreement sets out the terms for the Bidder's acquisition of the Benpres Sale Shares and FPH Sale Shares, with such terms, including conditions precedent and warranties, being customary in arm's length transactions for substantial acquisitions of shares. The warranties under the Purchase Agreement are more extensive than the warranties to be given by the tendering stockholders (as set forth in the Application to Sell, Exhibit C hereof) in order to reflect the involvement of Benpres and FPH in the operation and management of the Company. The sale and purchase of the Benpres Sale Shares and FPH Sale Shares shall be by way of a block sale to be conducted through the facilities of the PSE.

Item 6. Materials to be Filed as Exhibits

Exhibit A - Undertaking of Lopez, Inc.

Exhibit B - Terms of the Tender Offer

Exhibit C - Application to Sell, which has the following attachments:

Annex A - Terms of the Tender Offer

Annex B - Form of Irrevocable Power of Attorney for Individual Stockholders of the Issuer

Annex C - Form of Board Resolution for Corporate Stockholders of the Issuer
Annex C-1 - Form of Irrevocable Power of Attorney for Corporate Stockholders of the Issuer

Annex D - Form of Partnership Resolution for Partnership Stockholders of the Issuer
Annex D-1 - Form of Irrevocable Power of Attorney for Partnership Stockholders of the Issuer

Exhibit D - Certification on the sufficiency of the Bidder's financial resources to satisfy acceptance of the Tender Offer Shares

Exhibit E - Identity and Background of the Bidder

Exhibit F - Instructions to Participating Brokers with attached Annex 1 - Letter to BDO Securities Corporation from Participating Brokers delivering shares of their clients

Exhibit G - Announcement of Intention to Make a Tender Offer to Shareholders of FPII. The announcement will be published simultaneously with the filing of the SEC Form 19-1 Report with the SEC. The affidavit of publication of the announcement will be filed with the SEC immediately after the publication of the announcement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Report is true, complete and correct. This Report is signed in the City of Makati on October 6, 2008.

METRO PACIFIC INVESTMENTS CORPORATION

By:

JOSE MA. K. LIM
President

Exhibit A

UNDERTAKING

September 30, 2008

METRO PACIFIC INVESTMENTS CORPORATION
10/F MGO Building
Legazpi corner dela Rosa Streets
Legazpi Village, Makati City

Gentlemen:

We write in relation to the tender offer to be conducted by Metro Pacific Investments Corporation ("MPIC") in accordance with the rules of the Securities and Exchange Commission in relation to the acquisition by MPIC of 4,970,570,627 common shares of First Philippine Infrastructure ("FPII"), representing 99.84% of the total issued and outstanding common shares of FPII from the following shareholders: (a) Benpres Holdings Corporation ("Benpres") – 2,435,579,607 shares; and (b) First Philippine Holdings Corporation ("FPH") – 2,534,991,020 shares pursuant to the Share Purchase Agreement dated August 26, 2008 by and among MPIC, Benpres and FPH (the "Tender Offer").

Lopez, Inc. hereby irrevocably waives any and all rights it may have under the Tender Offer, and undertakes that (a) it shall not tender the 87,020,160 shares of FPII issued and outstanding in its name (the "Lopez Shares") in respect of the Tender Offer; and (b) it shall sell the Lopez Shares to FPII at the price of Php 2.22474 per share, and FPII shall redeem the Lopez Shares at such purchase price on or before Closing (as defined under the aforesaid Share Purchase Agreement).

Very truly yours,

LOPEZ, INC.

By:

Anacleto Banaag, Jr.
Managing Head

FPII hereby confirms that it shall redeem the Lopez Shares at the purchase price of Php2.22474 per share on or before Closing.

FIRST PHILIPPINE INFRASTRUCTURE, INC.

By:

Angel S. Ong
Chief Operating Officer

TERMS OF THE TENDER OFFER

The Bidder:	Metro Pacific Investments Corporation ("MPIC" or the "Bidder")
Subject Shares:	The Bidder obtained a binding commitment for the acquisition of a total of 4,970,570,627 common shares (the "Transaction") of First Philippine Infrastructure, Inc. ("FPII"), which currently represent approximately 98.1246%, and on the date of the closing of the sale of the FPH Sale Shares (as defined below) will represent approximately 99.8398%, of the total issued and outstanding common shares of FPII from the following shareholders: (a) Benpres Holdings Corporation ("Benpres") – 2,435,579,607 shares ("Benpres Sale Shares"); and (b) First Philippine Holdings Corporation ("FPH") – 2,534,991,020 ("FPH Sale Shares"). In relation to the Transaction, the Bidder is making a tender offer ("Tender Offer") for 94,504,310 common shares of FPII representing approximately 1.8754% of the total outstanding common shares of FPII (the "Tender Offer Shares") pursuant to Section 19 of the Securities Regulation Code and its implementing regulations. While the Tender Offer will cover 94,504,310 common shares of FPII, Lopez, Inc., which holds 87,020,160 of the Tender Offer Shares representing approximately 1.7151% of the total issued and outstanding common shares of FPII (the "Lopez Shares"), has executed a waiver of any rights it may have to tender the Lopez Shares, and has undertaken to allow FPII to redeem the Lopez Shares at the price of Php 2.22474 per share. Accordingly, it is expected that the maximum number of Tender Offer Shares that may be tendered to the Bidder will be 7,484,150 common shares of FPII representing approximately 0.1603% of the total issued and outstanding common shares of FPII.
Tender Offer Price:	MPIC is offering to acquire the Tender Offer Shares at a purchase price of Php2.46705 per common share (inclusive of block sales fees and charges, which are for the account of the stockholder and shall be deducted from the purchase price payable to such stockholder), which is the same as the purchase price per share for the Benpres and FPH Sale Shares.
Entitlement:	Every registered owner of the Tender Offer Shares as of any date during the Tender Offer Period is entitled to sell its/his/her Tender Offer Shares to MPIC in accordance with these Terms of the Tender Offer.
Tender Offer Period:	October 8, 2008 to 12:00 p.m. on November 10, 2008. The Bidder reserves the right to extend the Tender Offer with the approval of the Securities and Exchange Commission ("SEC").
Closing Date (End of Tender Offer Period):	November 10, 2008
Applications:	Scrip stockholders (*i.e.*, stockholders who hold share certificates) of FPII who wish to offer all or a portion of the Tender Offer Shares for sale to the Bidder may do so by securing an Application to Sell form and submitting a duly accomplished Application to Sell in triplicate together with documentary requirements to BDO Securities Corporation (the "BROKER") at the address set forth below, at least five (5) trading days before the end of the Tender Offer Period, or on or before 12:00 p.m. on November 3, 2008, to allow for lodgement of the Tender Offer Shares with the Philippine Depository and Trust Corporation ("PDTC") before the end of the Tender Offer Period:

The documentary requirements for the Tender Offer should be sent to the following address:

BDO SECURITIES CORPORATION
Address: 20th Floor, BDO South Tower, Makati Avenue corner H.V. dela Costa Street, Makati City
Telephone: 840-7000 locals 3072, 3071 or 3076
Contact Person: Ms. Janet M. Amora/Senior Manager and Operations Head or Mr. Jasper M. Jimenez/Assistant Vice President

The documentary requirements consist of the following:

a. Duly accomplished Application to Sell
b. FPII stock certificates duly endorsed and verified by the BROKER with Securities Transfer Services, Inc., stock transfer agent of FPII, as valid and authentic certificates

c. For Individuals:
- For shareholders acting through an attorney-in-fact, a duly notarized Irrevocable Power of Attorney (in the form attached to the Application to Sell). (N.B. Endorsement of stock certificate/s must be made by the shareholder himself/herself.) For married individuals, their respective spouses must sign the space provided to indicate marital consent in the Irrevocable Power of Attorney for Individual Stockholders attached as Annex B of the Application to Sell.
- Photocopies of two (2) valid identification cards, *i.e.*, driver's license, tax identification card, SSS/GSIS card or passport showing the applicant's signature and photograph
- Duly accomplished signature card containing the specimen signature of the shareholder

d. For Corporations:
- A notarized Board Resolution (in the form of the Secretary's Certificate attached to the Application to Sell) authorizing the sale of Tender Offer Shares, designating signatories for the purpose and indicating the specimen signatures of those signatories
- SEC-certified true copy of SEC Registration
- SEC-certified true copy of latest Articles of Incorporation and By-Laws

e. For Partnerships:
- SEC-certified true copy of SEC Registration
- SEC-certified true copy of latest Articles of Partnership and Partnership Agreement
- A notarized Partnership Resolution (in the form of the Partners' Certificate attached to the Application to Sell) authorizing the sale of Tender Offer Shares, designating signatories for the purpose and indicating the specimen signatures of those signatories.

Scripless stockholders (*i.e.*, stockholders whose shares are held by brokers under their respective PDTC accounts) of FPII who wish to accept the offer must instruct their brokers or custodian (the **"PDTC Participant"**) to electronically transfer their Tender Offer Shares to the BROKER. The PDTC Participant(s) who hold(s) the Tender Offer Shares, should, upon receipt of the notice of the Tender Offer, immediately notify the relevant stockholder that,

should the stockholder wish to sell its/his/her shares in FPII to MPIC, the stockholder must instruct said PDTC Participant to electronically transfer its/his/her shares to the BROKER, as custodian for such shares, on or before 12:00 p.m. on November 10, 2008. When tendering shares, participating brokers are required to submit a letter to the BROKER (in the form of Annex 1 to the Instructions to Participating Brokers, which is Exhibit F to the SEC Form 19-1 filed by the Bidder) on or before 12:00 p.m. on November 10, 2008, as well as the duly completed Application to Sell and other documentary requirements listed above.

The terms of the Application to Sell (including the Representations and Warranties) shall form integral parts of these Terms of the Tender Offer, which in turn form integral parts of the Application to Sell.

Conditions:

The Tender Offer Shares shall be deemed accepted by the Bidder on November 19, 2008 or any extended date approved by the SEC subject to the conditions that: (i) Closing of the sale of the FPH Sale Shares under the share purchase agreement signed by the Bidder with Benpres and FPH (the "**Purchase Agreement**") shall have taken place on November 19, 2008; and (ii) the BROKER has determined that the tendering shareholders shall have obtained all the required approvals and authorizations to enable it to transfer the Tender Offer Shares to the Bidder before the expiration of the Tender Offer and shall have complied with all the terms of the Tender Offer . The foregoing conditions of the Tender Offer may be waived at the sole discretion of the Bidder.

While the Purchase Agreement provides for a situation in which the fulfillment of the conditions precedent for the acquisition of the Benpres Sale Shares may occur after the acquisition of the FPH Sale Shares ("**Benpres Closing**"), it does not contemplate separate transactions with Benpres and FPH, hence, the conduct of only one Tender Offer in connection with the acquisition of shares from both Benpres and FPH. The occurrence of the Benpres Closing on a date other than the acquisition of the FPH Sale Shares will not affect the date of crossing of the Tender Offer Shares, or give rise to a second tender offer.

Acceptance of Application to Sell:

Acceptance of Applications to Sell is subject to the terms hereof. The Bidder, through the BROKER, at its sole discretion, shall have the right to reject or accept any Application to Sell at any time before the Cross Date. Applications to Sell that (i) are received after the Tender Offer Period, or (ii) are not properly completed, or (iii) lack any of the required attachments, will be rejected.

The BROKER will accept Applications to Sell on the condition that it is able to verify the signature/endorsement on FPII stock certificates by verifying the signature on file with the stock and transfer agent, if such is available. The BROKER will rely on the signature affixed on the Application to Sell and on the supporting identification documents or board resolution when it verifies the endorsement of the relevant FPII stock certificates. The BROKER shall not be required to make further inquiries into the authenticity of the signature. If the BROKER is unable to verify the signature on the Application to Sell or the endorsement of the FPII stock certificate, the BROKER will also reject the Application to Sell.

Tendering stockholders whose Applications to Sell have been rejected, in whole or in part, shall be notified of such fact by the BROKER on or before the end of the Tender Offer Period.

Cross Date:	The Tender Offer Shares tendered and accepted are intended to be crossed at the Philippine Stock Exchange ("PSE") on November 19, 2008, subject to the approval by the PSE and subject further to any extension of the Tender Offer Period with the prior approval of the SEC.
Settlement:	The Settlement Date shall be November 19, 2008, subject to any extension of the Tender Offer Period with the approval of the SEC. The BROKER will act as agent for tendering stockholders for the purpose of receiving check payments from MPIC and transmitting check payments to such tendering stockholders. Check payments to be issued to tendering stockholders shall be made available by the BROKER for pick-up by the tendering stockholders starting three (3) trading days from the Cross Date at its offices. When collecting payment, the tendering stockholders shall present the "Applicant's Copy" of the Application to Sell as well as proper identification (*e.g.* driver's license, passport). Duly authorized representatives shall be required to present an authorization letter from the tendering stockholders. Tendering beneficial owners of Tender Offer Shares are advised to consult with their custodian, fiduciaries, or other similar agents on the manner by which they may collect payment from such agents. In any event, no payment shall be made without the BROKER having timely received the duly accomplished Application to Sell, the stock certificates evidencing the Tender Offer Shares and other documents required herein. Any check payment not collected within thirty (30) trading days from the Cross Date shall be mailed or delivered to the address of the tendering stockholder indicated in the Application to Sell, at the risk of the latter.
Withdrawal:	Tendering stockholders shall have the right to withdraw any Tender Offer Shares tendered at any time during the Tender Offer Period. If tendered Tender Offer Shares are not accepted by MPIC after the expiration of twenty three (23) business days from the start of the Tender Offer Period, tendering stockholders may likewise withdraw their Tender Offer Shares. For withdrawal of the Tender Offer Shares to be effective, a written notice of withdrawal must be received by the BROKER on or before 12:00 p.m. on November 10, 2008 at the address set forth herein. The notice must specify the name of the tendering stockholder and the number of Tender Offer Shares to be withdrawn. If the stock certificates evidencing the Tender Offer Shares have been delivered to the BROKER, the serial numbers shown on such certificates must be submitted to the BROKER prior to the physical release of such certificates. No request for withdrawal of fractions of Tender Offer Shares will be considered. The BROKER shall have the right in its sole discretion, to determine the form and validity of the notice of withdrawal, including the time of receipt thereof. All expenses incurred by the BROKER in respect of withdrawal of Tender Offer Shares shall be for the account of the stockholder making the withdrawal.
Transfer Expenses:	All expenses in relation to the sale of the tendered shares attributable to the sellers of Tender Offer Shares, including but not limited to stock transaction tax,

applicable BROKER's selling commission, applicable PSE fees, SEC fees, or stock certificate cancellation costs, shall be for the account of the tendering stockholder. Payment for these expenses by the tendering stockholder will be deducted from the purchase price to be remitted by the BROKER to the tendering stockholder.

SEC Form 19-1 and other Tender Offer Documents: The terms set out in SEC Form 19-1 filed with the SEC on October 6, 2008 shall form integral parts of these Terms of the Tender Offer. Copies of the SEC Form 19-1 are attached to the Notice of Tender Offer and available for pick-up at the offices of the BROKER.

Inquiries: For inquiries regarding the Tender Offer or inquiries about the number of shares of a stockholder in FPII, please contact Securities Transfer Services Inc. at 490-0060.

Exhibit C

Application No.____

BDO SECURITIES CORPORATION
20th Floor, BDO South Tower
BDO Corporate Center
Makati Avenue corner H.V. dela Costa Street
Makati City, Philippines

Attention: MS. JANET D. AMORA

APPLICATION TO SELL

Tender Offer by Metro Pacific Investments Corporation for First Philippine Infrastructure, Inc. Common Shares

This Application to Sell is made on the terms and conditions as set out in the Terms of the Tender Offer attached as Annex A to this Application. This Application accomplished in triplicate, together with the duly endorsed First Philippine Infrastructure, Inc. (the "FPII") Stock Certificates (for tendering scrip stockholders) and the other required attachments specified below, must be received by BDO Securities Corporation (the "**BROKER**") (i) in the case of stockholders with certificated shares not later than 12:00 p.m. on November 3, 2008 and (ii) in the case of stockholders with scripless shares, not later than 12:00 p.m. on November 10, 2008. Applications to Sell received thereafter, not properly completed, or lacking any of the required attachments will be rejected. If the BROKER is unable to verify the signature on the Application to Sell or the endorsement of the FPII Stock Certificate, the BROKER will also reject the Application to Sell. This application after being submitted may be withdrawn in writing. The notice of withdrawal to be effective, must be received by the BROKER before 12:00 p.m. on November 10, 2008.
1st copy – Bidder's copy
2nd copy – BROKER's copy
3rd copy – Stockholder's copy

A. *For Scrip Stockholders (i.e., stockholder holding stock certificates):*

The undersigned registered stockholder (the "**Applicant**") of FPII hereby applies to sell the number of FPII common shares covered by the FPII Stock Certificates described below for the purchase price of Php2.46705 per common share (the "**Shares**"), inclusive of transaction charges.

The Applicant has enclosed the following duly endorsed FPII Stock Certificate(s):

FPII Stock Certificate No/s.	Number of FPII Common Shares	Number of FPII Shares to be Tendered
Total FPII Common Shares:		

B. *For Participating Brokers on behalf of Scripless Stockholders:*

The undersigned Participating Broker, holding FPII common shares on behalf of the beneficial owners of FPII common shares (the "**Beneficial Owners**" or the "**Applicant**") and acting in accordance with and within the instructions of the Beneficial Owners/Applicant, hereby applies to sell ________ FPII common shares for the purchase price of Php2.46705 per common share (the "**Shares**"), inclusive of transaction charges.

C. Representations and Warranties

The Applicant hereby represents and warrants to Metro Pacific Investments Corporation as follows: (i) it/he/she is the sole, absolute, legal and beneficial owner of the Shares and has good, valid and marketable title to the Shares, free from any liens, encumbrances, and restrictions of any kind and nature; (ii) it/he/she can and has full authority to transfer good, valid and clean title to the Shares, and is not aware of any objection, adverse claim, dispute or notice concerning its/his/her right to tender and transfer the Shares; (iii) the Bidder will obtain full and valid title to the Shares, free and clear from any warrants, interests, options, liens, claims, objections, disputes, and encumbrances and will be able to freely and fully exercise all rights and privileges arising from ownership of the Shares, including but not limited to the right to vote and receive dividends; and (iv) the Shares are fully paid and non-assessable and

there are no further amounts payable by it/him/her to FPII or to any other entity in respect of these securities; and (v) the transfer of the Shares to MPIC shall not constitute a breach of the constitutive documents of the Applicant or of any agreement or arrangement, law, order or regulations or other issuances applicable to the Shares or Applicant.

The Applicant or Participating Broker, in executing this Application, confirms that it/he/she: (i) has read and understood and accepted the Terms of the Tender Offer and Instructions to Participating Brokers attached to this Application; (ii) warrant/s having read and understood and relied solely upon the provisions of SEC Form 19-1 and the terms and conditions stated herein, and unconditionally accept/s said terms and conditions; and (iii) understand/s that no person has been authorized to give information or to make any representation with respect to the Tender Offer other than those specified and made in the SEC Form 19-1.

Applicant's / Participating Broker's Full Name in Print	Applicant's Mailing Address (Building, Street Address, District and City)		
Applicant's / Participating Broker's Signature	Telephone Number/s	Tax Identification Number	Nationality

REQUIRED ATTACHMENTS TO THIS APPLICATION	ACCEPTANCE
a. For Tendering Scrip Stockholders - Original FPII stock certificates duly endorsed and verified by the BROKER with Securities Transfer Services Inc., the stock transfer agent of FPII, as valid and authentic certificates b. For Corporations: • Notarized Board Resolution (in form of the Secretary's Certificate attached to the Application to Sell) authorizing the sale of FPII shares, designating signatories for the purpose and indicating the specimen signatures of those signatories • Notarized Irrevocable Power of Attorney for Corporate Stockholders (in the form attached to the Application to Sell) • Certified true copy of SEC Registration • Certified true copy of latest Articles of Incorporation and By-Laws c. For Individuals: • Notarized Irrevocable Power of Attorney (in the form attached to the Application to Sell). For married individuals, their respective spouses must sign the space provided to indicate marital consent in the Irrevocable Power of Attorney attached as Annex B of the Application to Sell. • Photocopies of two (2) valid identification cards, *i.e.*, driver's license, tax identification card, SSS/GSIS card, or passport, showing the Applicant's signature and photograph • Duly accomplished signature card containing the specimen signature of the stockholder d. For Partnerships: • Certified true copy of SEC Registration • Certified true copy of latest Articles of Partnership and Partnership Agreement • Notarized Partnership Resolution (in the form of the Partners' Certificate attached to the Application to Sell) authorizing the sale of FPII Shares, designating signatories for the purpose and indicating the specimen signatures of those signatories. • Notarized Irrevocable Power of Attorney for Partnership Stockholders (in the form attached to the Application to Sell)	This Application to Sell is hereby accepted subject to the terms and conditions set forth herein and to the Terms of the Tender Offer. On behalf of Metro Pacific Investments Corporation: ____________________ BDO Securities Corporation Authorized Signatory Date: __________ Time: __________

Annex A
(to Application to Sell)

TERMS OF THE TENDER OFFER

The Bidder:	Metro Pacific Investments Corporation ("**MPIC**" or the "**Bidder**")
Subject Shares:	The Bidder obtained a binding commitment for the acquisition of a total of 4,970,570,627 common shares (the "**Transaction**") of First Philippine Infrastructure, Inc. ("**FPII**"), which currently represent approximately 98.1246%, and on the date of the closing of the sale of the FPH Sale Shares (as defined below) will represent approximately 99.8398%, of the total issued and outstanding common shares of FPII from the following shareholders: (a) Benpres Holdings Corporation ("**Benpres**") – 2,435,579,607 shares ("**Benpres Sale Shares**"); and (b) First Philippine Holdings Corporation ("**FPH**") – 2,534,991,020 ("**FPH Sale Shares**"). In relation to the Transaction, the Bidder is making a tender offer ("**Tender Offer**") for 94,504,310 common shares of FPII representing approximately 1.8754% of the total outstanding common shares of FPII (the "**Tender Offer Shares**") pursuant to Section 19 of the Securities Regulation Code and its implementing regulations. While the Tender Offer will cover 94,504,310 common shares of FPII, Lopez, Inc., which holds 87,020,160 of the Tender Offer Shares representing approximately 1.7151% of the total issued and outstanding common shares of FPII (the "**Lopez Shares**"), has executed a waiver of any rights it may have to tender the Lopez Shares, and has undertaken to allow FPII to redeem the Lopez Shares at the price of Php 2.22474 per share. Accordingly, it is expected that the maximum number of Tender Offer Shares that may be tendered to the Bidder will be 7,484,150 common shares of FPII representing approximately 0.1603% of the total issued and outstanding common shares of FPII.
Tender Offer Price:	MPIC is offering to acquire the Tender Offer Shares at a purchase price of Php2.46705 per common share (inclusive of block sales fees and charges, which are for the account of the stockholder and shall be deducted from the purchase price payable to such stockholder), which is the same as the purchase price per share for the Benpres and FPH Sale Shares.
Entitlement:	Every registered owner of the Tender Offer Shares as of any date during the Tender Offer Period is entitled to sell its/his/her Tender Offer Shares to MPIC in accordance with these Terms of the Tender Offer.
Tender Offer Period:	October 8, 2008 to 12:00 p.m. on November 10, 2008. The Bidder reserves the right to extend the Tender Offer with the approval of the Securities and Exchange Commission ("**SEC**").
Closing Date (End of Tender Offer Period):	November 10, 2008
Applications:	Scrip stockholders (*i.e.*, stockholders who hold share certificates) of FPII who wish to offer all or a portion of the Tender Offer Shares for sale to the Bidder may do so by securing an Application to Sell form and submitting a duly accomplished Application to Sell in triplicate together with documentary requirements to BDO Securities Corporation (the "**BROKER**") at the address set forth below, at least five (5) trading days before the end of the Tender Offer Period, or on or before 12:00 p.m. on November 3, 2008, to allow for lodgement of the Tender Offer Shares with the Philippine Depository and Trust Corporation ("**PDTC**") before the end of the Tender Offer Period:

The documentary requirements for the Tender Offer should be sent to the following address:

BDO SECURITIES CORPORATION
Address: 20th Floor, BDO South Tower, Makati Avenue corner H.V. dela Costa Street, Makati City
Telephone: 840-7000 locals 3072, 3071 or 3076
Contact Person: Ms. Janet M. Amora/Senior Manager and Operations Head or Mr. Jasper M. Jimenez/Assistant Vice President

The documentary requirements consist of the following:

a. Duly accomplished Application to Sell
b. FPII stock certificates duly endorsed and verified by the BROKER with Securities Transfer Services, Inc., stock transfer agent of FPII, as valid and authentic certificates

c. For Individuals:
- For shareholders acting through an attorney-in-fact, a duly notarized Irrevocable Power of Attorney (in the form attached to the Application to Sell). (N.B. Endorsement of stock certificate/s must be made by the shareholder himself/herself.) For married individuals, their respective spouses must sign the space provided to indicate marital consent in the Irrevocable Power of Attorney for Individual Stockholders attached as Annex B of the Application to Sell.
- Photocopies of two (2) valid identification cards, *i.e.*, driver's license, tax identification card, SSS/GSIS card or passport showing the applicant's signature and photograph
- Duly accomplished signature card containing the specimen signature of the shareholder

d. For Corporations:
- A notarized Board Resolution (in the form of the Secretary's Certificate attached to the Application to Sell) authorizing the sale of Tender Offer Shares, designating signatories for the purpose and indicating the specimen signatures of those signatories
- SEC-certified true copy of SEC Registration
- SEC-certified true copy of latest Articles of Incorporation and By-Laws

e. For Partnerships:
- SEC-certified true copy of SEC Registration
- SEC-certified true copy of latest Articles of Partnership and Partnership Agreement
- A notarized Partnership Resolution (in the form of the Partners' Certificate attached to the Application to Sell) authorizing the sale of Tender Offer Shares, designating signatories for the purpose and indicating the specimen signatures of those signatories.

Scripless stockholders (*i.e.*, stockholders whose shares are held by brokers under their respective PDTC accounts) of FPII who wish to accept the offer must instruct their brokers or custodian (the **"PDTC Participant"**) to electronically transfer their Tender Offer Shares to the BROKER. The PDTC Participant(s) who hold(s) the Tender Offer Shares, should, upon receipt of the notice of the Tender Offer, immediately notify the relevant stockholder that,

should the stockholder wish to sell its/his/her shares in FPII to MPIC, the stockholder must instruct said PDTC Participant to electronically transfer its/his/her shares to the BROKER, as custodian for such shares, on or before 12:00 p.m. on November 10, 2008. When tendering shares, participating brokers are required to submit a letter to the BROKER (in the form of Annex 1 to the Instructions to Participating Brokers, which is Exhibit F to the SEC Form 19-1 filed by the Bidder) on or before 12:00 p.m. on November 10, 2008, as well as the duly completed Application to Sell and other documentary requirements listed above.

The terms of the Application to Sell (including the Representations and Warranties) shall form integral parts of these Terms of the Tender Offer, which in turn form integral parts of the Application to Sell.

Conditions:

The Tender Offer Shares shall be deemed accepted by the Bidder on November 19, 2008 or any extended date approved by the SEC subject to the conditions that: (i) Closing of the sale of the FPH Sale Shares under the share purchase agreement signed by the Bidder with Benpres and FPH (the "**Purchase Agreement**") shall have taken place on November 19, 2008; and (ii) the BROKER has determined that the tendering shareholders shall have obtained all the required approvals and authorizations to enable it to transfer the Tender Offer Shares to the Bidder before the expiration of the Tender Offer and shall have complied with all the terms of the Tender Offer . The foregoing conditions of the Tender Offer may be waived at the sole discretion of the Bidder.

While the Purchase Agreement provides for a situation in which the fulfillment of the conditions precedent for the acquisition of the Benpres Sale Shares may occur after the acquisition of the FPH Sale Shares ("**Benpres Closing**"), it does not contemplate separate transactions with Benpres and FPH, hence, the conduct of only one Tender Offer in connection with the acquisition of shares from both Benpres and FPH. The occurrence of the Benpres Closing on a date other than the acquisition of the FPH Sale Shares will not affect the date of crossing of the Tender Offer Shares, or give rise to a second tender offer.

Acceptance of Application to Sell:

Acceptance of Applications to Sell is subject to the terms hereof. The Bidder, through the BROKER, at its sole discretion, shall have the right to reject or accept any Application to Sell at any time before the Cross Date. Applications to Sell that (i) are received after the Tender Offer Period, or (ii) are not properly completed, or (iii) lack any of the required attachments, will be rejected.

The BROKER will accept Applications to Sell on the condition that it is able to verify the signature/endorsement on FPII stock certificates by verifying the signature on file with the stock and transfer agent, if such is available. The BROKER will rely on the signature affixed on the Application to Sell and on the supporting identification documents or board resolution when it verifies the endorsement of the relevant FPII stock certificates. The BROKER shall not be required to make further inquiries into the authenticity of the signature. If the BROKER is unable to verify the signature on the Application to Sell or the endorsement of the FPII stock certificate, the BROKER will also reject the Application to Sell.

Tendering stockholders whose Applications to Sell have been rejected, in whole or in part, shall be notified of such fact by the BROKER on or before the end of the Tender Offer Period.

Cross Date: The Tender Offer Shares tendered and accepted are intended to be crossed at the Philippine Stock Exchange ("PSE") on November 19, 2008, subject to the approval by the PSE and subject further to any extension of the Tender Offer period with the prior approval of the SEC.

Settlement: The Settlement Date shall be November 19, 2008, subject to any extension of the Tender Offer Period with the approval of the SEC.

The BROKER will act as agent for tendering stockholders for the purpose of receiving check payments from MPIC and transmitting check payments to such tendering stockholders. Check payments to be issued to tendering stockholders shall be made available by the BROKER for pick-up by the tendering stockholders starting three (3) trading days from the Cross Date at its offices.

When collecting payment, the tendering stockholders shall present the "Applicant's Copy" of the Application to Sell as well as proper identification (*e.g.* driver's license, passport). Duly authorized representatives shall be required to present an authorization letter from the tendering stockholders.

Tendering beneficial owners of Tender Offer Shares are advised to consult with their custodian, fiduciaries, or other similar agents on the manner by which they may collect payment from such agents.

In any event, no payment shall be made without the BROKER having timely received the duly accomplished Application to Sell, the stock certificates evidencing the Tender Offer Shares and other documents required herein.

Any check payment not collected within thirty (30) trading days from the Cross Date shall be mailed or delivered to the address of the tendering stockholder indicated in the Application to Sell, at the risk of the latter.

Withdrawal: Tendering stockholders shall have the right to withdraw any Tender Offer Shares tendered at any time during the Tender Offer Period. If tendered Tender Offer Shares are not accepted by MPIC after the expiration of twenty three (23) business days from the start of the Tender Offer Period, tendering stockholders may likewise withdraw their Tender Offer Shares.

For withdrawal of the Tender Offer Shares to be effective, a written notice of withdrawal must be received by the BROKER on or before 12:00 p.m. on November 10, 2008 at the address set forth herein. The notice must specify the name of the tendering stockholder and the number of Tender Offer Shares to be withdrawn. If the stock certificates evidencing the Tender Offer Shares have been delivered to the BROKER, the serial numbers shown on such certificates must be submitted to the BROKER prior to the physical release of such certificates. No request for withdrawal of fractions of Tender Offer Shares will be considered. The BROKER shall have the right in its sole discretion, to determine the form and validity of the notice of withdrawal, including the time of receipt thereof.

All expenses incurred by the BROKER in respect of withdrawal of Tender Offer Shares shall be for the account of the stockholder making the withdrawal.

Transfer Expenses: All expenses in relation to the sale of the tendered shares attributable to the sellers of Tender Offer Shares, including but not limited to stock transaction tax,

applicable BROKER's selling commission, applicable PSE fees, SEC fees, or stock certificate cancellation costs, shall be for the account of the tendering stockholder. Payment for these expenses by the tendering stockholder will be deducted from the purchase price to be remitted by the BROKER to the tendering stockholder.

SEC Form 19-1 and other Tender Offer Documents:	The terms set out in SEC Form 19-1 filed with the SEC on October 6, 2008 shall form integral parts of these Terms of the Tender Offer. Copies of the SEC Form 19-1 are attached to the Notice of Tender Offer and available for pick-up at the offices of the BROKER.
Inquiries:	For inquiries regarding the Tender Offer or inquiries about the number of shares of a stockholder in FPII, please contact Securities Transfer Services Inc. at 490-0060.

IRREVOCABLE POWER OF ATTORNEY FOR INDIVIDUAL STOCKHOLDERS RELATING TO A PROPOSED OFFER TO BUY SHARES IN FIRST PHILIPPINE INFRASTRUCTURE, INC.

I/We, ______________________________, with address at ___________________________, HEREBY IRREVOCABLY APPOINT/S *[Name of Broker]* (the "**BROKER**") acting through any of its directors or officers to be my/our attorney-in-fact to act in my/our name and on my/our behalf, to do all acts and things whatsoever requisite, necessary or convenient to be done, as it may in its absolute discretion determine, in connection with the sale or transfer of the common shares, held by me/us in First Philippine Infrastructure, Inc. ("**FPII**") (the "**Shares**") in favor of Metro Pacific Investments Corporation ("**MPIC**") under the Terms of the Tender Offer (Exhibit B to the SEC Form 19-1 filed by MPIC with the Securities and Exchange Commission ("**SEC**")), and in particular:

(a) to represent and warrant, as *I/we hereby represent and warrant*, to MPIC that: (i) I am/We are the sole, absolute, legal and beneficial owner of the Shares and has good, valid and marketable title to the Shares, free from any liens, encumbrances, and restrictions of any kind and nature, (ii) I/We can and have full authority to transfer good, valid and clean title to the Shares, and am/are not aware of any objection, adverse claim, dispute or notice concerning my/our right to tender and transfer the Shares; (iii) MPIC will obtain full and valid title to Shares, free and clear from any warrants, interests, options, liens, claims, objections, disputes, and encumbrances and will be able to freely and fully exercise all rights and privileges arising from ownership of Shares, including but not limited to the right to vote and receive dividends; and (iv) the Shares are fully paid and non-assessable and there are no further amounts payable by me/us to FPII or to any other entity in respect of these securities; and (v) the transfer of the Shares to MPIC shall not constitute a breach of any agreement or arrangement, law, order or regulations or other issuances applicable to the Shares or me/us.

(b) to sell the Shares to MPIC through the Philippine Stock Exchange ("**PSE**") for Php2.46705 per common share *(inclusive of block sales fees and charges, which are for my/us account and shall be deducted from the purchase price payable to me/us)*, which shall be payable in accordance with the Terms of the Tender Offer.

(c) to sign, execute, and complete in my behalf any agreement or documents, required in connection with or for the purpose of the sale or transfer of the Shares and to ensure that any transfer of the same is effected in the stock and transfer book of FPII and in the system of the Philippine Depository and Trust Corporation;

(d) to receive and accept any and all payments for the Shares in my behalf pursuant to the sale or transfer of Shares, and to deduct all expenses in relation to the sale or transfer of Shares, including but not limited to, stock transaction tax, applicable Broker's selling commission, applicable PSE fees, SEC fees, or stock certificate cancellation costs; and

(e) *to do or cause to be done any and all such acts and things as shall be necessary or desirable to* effect the sale or transfer of the Shares to MPIC, including the appointment of substitute/s and/or broker(s) who will effect the sale of the Shares through the PSE.

HEREBY CONFIRMING AND RATIFYING everything which the BROKER or any of its duly authorized directors or officers or substitute/s shall do or purport to do under this Power of Attorney and hold the BROKER, its directors, officers, agents, employees, representatives or substitute/s, free from any liability and agree to indemnify the latter from any claims, damages or liabilities which may result, directly or indirectly, from the performance of the transactions pursuant to the terms of this Power of Attorney.

This Power of Attorney is given in consideration of the BROKER effecting the sale of the Shares as soon as possible and in any event not later than the Cross Date as defined in the Terms of the Tender Offer

Exhibit B to the SEC Form 19-1 filed by MPIC with the SEC or any extended date approved by the SEC. If the sale is not made by such date, this Power of Attorney shall automatically lapse without need of any act on my/our part.

This Power of Attorney shall be governed by and construed in accordance with the laws of the Republic of the Philippines.

IN WITNESS WHEREOF this Irrevocable Power of Attorney has been executed on this ________ day of ____________ 2008.

(Signature over Printed Name of Stockholder)

With my marital consent:

(Signature over Printed Name of Spouse)

Signature over Printed Name of Witness   Signature over Printed Name of Witness

ACKNOWLEDGMENT

REPUBLIC OF THE PHILIPPINES)
________ CITY)SS.

BEFORE ME, a Notary for and in the city named above this __ day of ____ 2008 personally appeared

Name	Competent evidence of identity	Date/Place Issued

who has/have been identified by me through competent evidence of identity, to be the same person/s who executed and signed the foregoing Irrevocable Power of Attorney in my presence, which consists of two (2) pages including the page where this acknowledgment is written, and who acknowledged to me that the same is his/her/their free and voluntary act and deed.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my notarial seal on the date and place first above written.

Doc. No. ________;
Page No. ________;
Book No. ________;
Series of 2008.

SECRETARY'S CERTIFICATE FOR CORPORATE STOCKHOLDERS

I, ________________________, of legal age, Filipino, and with office address at the ________________________________, being the duly elected Corporate Secretary of [*name of stockholder*] (the "Corporation"), a corporation duly organized and existing under the laws of the Republic of the Philippines, with principal office at ________________________________, after having been duly sworn in accordance with law, do hereby certify that at the meeting of the Board of Directors of the Corporation duly called and held on ______________, at which meeting a quorum was present and validly existing throughout, the following resolutions were approved:

"RESOLVED, That the Board of Directors of [*name of stockholder*] (the "Corporation"), authorize as it hereby authorizes the Corporation to sell or transfer its (number of) common shares in First Philippine Infrastructure, Inc. ("FPII") in the name of the Corporation (the "Shares") in favor of Metro Pacific Investments Corporation ("MPIC") under the Terms of the Tender Offer (Exhibit B to the SEC Form 19-1 filed by MPIC with the Securities and Exchange Commission ("SEC")) attached to the Notice of Tender Offer to stockholders of FPII.

RESOLVED, FURTHER, That the Corporation appoint, as it hereby irrevocably appoints, ***[Name of Broker]*** (the "BROKER") or any of its duly authorized directors or officers, to be the Corporation's attorney-in-fact, to act in its name and on its behalf, and to do all acts and things whatsoever requisite, necessary or convenient to be done, as it may in its absolute discretion determine, in connection with the sale of the Shares, and in particular, the following:

(a) to represent and warrant, as the Corporation hereby represents and warrants, to MPIC that (i) it is the sole, absolute, legal and beneficial owner of the Shares and has good, valid and marketable title to the Shares, free from any liens, encumbrances, and restrictions of any kind and nature, (ii) it can and has full authority to transfer good, valid and clean title to the Shares, and is not aware of any objection, adverse claim, dispute or notice concerning its right to tender and transfer the Shares; (iii) MPIC will obtain full and valid title to the Shares, free and clear from any warrants, interests, options, liens, claims, objections, disputes, and encumbrances and will be able to freely and fully exercise all rights and privileges arising from ownership of the Shares, including but not limited to the right to vote and receive dividends; and (iv) the Shares are fully paid and non-assessable and there are no further amounts payable by it to FPII or to any other entity in respect of these securities; and (v) the transfer of the Shares to MPIC shall not constitute a breach of its constitutive documents or of any agreement or arrangement, law, order or regulations or other issuances applicable to the Shares or to it or its assets or properties;

(b) to sell the Shares to MPIC through the Philippine Stock Exchange ("PSE") for Php2.46705 per share (inclusive of block sales fees and charges, which are for the account of the Corporation and shall be deducted from the purchase price payable to the Corporation), which shall be payable in accordance with the Terms of the Tender Offer.

(c) to sign, execute, and complete on behalf of the Corporation any agreement or document required in connection with or for the purpose of the sale or transfer of the Shares and to ensure that any transfer of the same effected is in the stock and transfer book of FPII and in the system of the Philippine Depository and Trust Corporation;

(d) to receive and accept any and all payments for the Shares in my behalf pursuant to the sale or transfer of Shares, and to deduct all expenses in relation to the sale or transfer of Shares, including but not limited to, stock transaction tax, applicable Broker's selling commission, applicable PSE fees, SEC fees, or stock certificate cancellation costs; and

(e) to do or cause to be done any and all such acts and things as shall be necessary or desirable to effect the transfer of the Shares including the appointment of substitute/s and /or broker(s) who will effect the sale or transfer of the Shares through the PSE.

HEREBY CONFIRMING AND RATIFYING everything which the BROKER or any of its duly authorized directors or officers or substitute/s shall do or purport to do under this Power of Attorney and hold the BROKER, its directors, officers, agents, employees, representatives or substitute/s, free from any liability and agree to indemnify the latter from any claims, damages or liabilities which may result, directly of indirectly, from the performance of the transactions pursuant to the terms of this Power of Attorney, which is given in consideration of the BROKER effecting the sale of the Shares as soon as possible and in any event not later than the Cross Date as defined in the Terms of the Tender Offer or any extended date approved by the SEC; provided that, if the sale is not made by such date, this Power of Attorney shall automatically lapse without need of any act on the part of the Corporation; and provided further that this Power of Attorney shall be governed by and construed in accordance with the laws of the Republic of the Philippines.

RESOLVED, FINALLY, That the Corporation authorize, as it hereby authorizes, the following persons to sign, endorse and deliver any and all documents necessary to implement the foregoing resolutions, including the stock certificates covering the Shares:

Name	Specimen Signature
______________________	______________________
______________________	______________________
______________________	______________________

IN WITNESS WHEREOF, this Certificate has been signed this _____ day of ___________, 2008 at ____________________.

____
[Name of Corporate Secretary]

REPUBLIC OF THE PHILIPPINES)
CITY OF ______)SS.

Before me, a notary public in and for the city named above, personally appeared:

Name	Competent evidence of identity	Date/Place Issued

who has been identified by me through competent evidence of identity, to be the same person who executed and signed the foregoing Secretary's Certificate in my presence, and who took an oath before me as to such instrument.

Witness my hand and seal this ___ day of _________ 2008.

Doc. No. ____;
Page No. ___;
Book No. ____;
Series of 2008.

NOTE: The person/s who will endorse the stock certificate should be the person/s whose specimen signature/s is/are on file with the stock transfer agent of FPII.

IRREVOCABLE POWER OF ATTORNEY FOR CORPORATE STOCKHOLDERS RELATING TO A PROPOSED OFFER TO BUY SHARES IN FIRST PHILIPPINE INFRASTRUCTURE, INC.

[Name of Corporation] (the "Corporation"), with address at ______________________, HEREBY IRREVOCABLY APPOINTS *[Name of Broker]* (the "BROKER"), acting through any of its directors or officers, to be the attorney-in-fact of the Corporation, to act in the name of the Corporation and on the Corporation's behalf, to do all acts and things whatsoever requisite, necessary or convenient to be done, as it may in its absolute discretion determine, in connection with the sale or transfer of the common shares, held by the Corporation in First Philippine Infrastructure, Inc. ("FPII") (the "Shares") in favor of Metro Pacific Investments Corporation ("MPIC") under the Terms of the Tender Offer (Exhibit B to the SEC Form 19-1 filed by MPIC with the Securities and Exchange Commission ("SEC")), and in particular:

(a) to represent and warrant, as the Corporation hereby represents and warrants, to MPIC that (i) it is the sole, absolute, legal and beneficial owner of the Shares and has good, valid and marketable title to the Shares, free from any liens, encumbrances, and restrictions of any kind and nature, (ii) it can and has full authority to transfer good, valid and clean title to the Shares, and is not aware of any objection, adverse claim, dispute or notice concerning its right to tender and transfer the Shares; (iii) MPIC will obtain full and valid title to the Shares, free and clear from any warrants, interests, options, liens, claims, objections, disputes, and encumbrances and will be able to freely and fully exercise all rights and privileges arising from ownership of the Shares, including but not limited to the right to vote and receive dividends; and (iv) the Shares are fully paid and non-assessable and there are no further amounts payable by it to FPII or to any other entity in respect of these securities; and (v) the transfer of the Shares to MPIC shall not constitute a breach of its constitutive documents or of any agreement or arrangement, law, order or regulations or other issuances applicable to the Shares or to it or its assets or properties;

(b) to sell the Shares to MPIC through the Philippine Stock Exchange ("PSE") for Php2.46705 per share *(inclusive of block sales fees and charges, which are for the account of the Corporation and shall be deducted from the purchase price payable to the Corporation)*, which shall be payable in accordance with the Terms of the Tender Offer.

(c) to sign, execute, and complete on behalf of the Corporation any agreement or document required in connection with or for the purpose of the sale or transfer of the Shares and to ensure that any transfer of the same effected is in the stock and transfer book of FPII and in the system of the Philippine Depository and Trust Corporation;

(d) to receive and accept any and all payments for the Shares in my behalf pursuant to the sale or transfer of Shares, and to deduct all expenses in relation to the sale or transfer of Shares, including but not limited to, stock transaction tax, applicable Broker's selling commission, applicable PSE fees, SEC fees, or stock certificate cancellation costs; and

(e) to do or cause to be done any and all such acts and things as shall be necessary or desirable to effect the transfer of the Shares including the appointment of substitute/s and /or broker(s) who will effect the sale or transfer of the Shares through the PSE.

HEREBY CONFIRMING AND RATIFYING everything which the BROKER or any of its duly authorized directors or officers or substitute/s shall do or purport to do under this Power of Attorney and holding the BROKER, its directors, officers, agents, employees, representatives or substitute/s, free from any liability and agree to indemnify the latter from any claims, damages or liabilities which may result, directly or indirectly, from the performance of the transactions pursuant to the terms of this Power of Attorney, which is given in consideration of the BROKER effecting the sale of the Shares as soon as possible and in any event not later than the Cross Date as defined in the Terms of the Tender Offer or any extended date approved by the SEC; provided that, if the sale is not made by such date, this Power of Attorney shall automatically lapse without need of any act on the part of the Corporation; and provided further that this

Power of Attorney shall be governed by and construed in accordance with the laws of the Republic of the Philippines.

This Power of Attorney is given in consideration of the BROKER effecting the sale of the Shares as soon as possible and in any event not later than the Cross Date as defined in the Terms of the Tender Offer, Exhibit B to the SEC Form 19-1 filed by MPIC with the SEC, or any extended date approved by the SEC. If the sale is not made by such date, this Power of Attorney shall automatically lapse without need of any act on the part of the Corporation.

IN WITNESS WHEREOF this Irrevocable Power of Attorney has been executed on this ________ day of ____________ 2008.

____
(Signature over Printed Name of
Authorized Signatory/ies of Corporate Stockholder)

______________________________ Signature over Printed Name of Witness

______________________________ Signature over Printed Name of Witness

ACKNOWLEDGMENT

REPUBLIC OF THE PHILIPPINES)
_______ CITY)SS.

BEFORE ME, a Notary for and in the city named above this __ day of ____ 2008 personally appeared

Name	Competent evidence of identity	Date/Place Issued

who has/have been identified by me through competent evidence of identity, to be the same person/s who executed and signed the foregoing Irrevocable Power of Attorney in my presence, which consists of two (2) pages including the page where this acknowledgment is written, and who acknowledged to me that the same is his/her/their free and voluntary act and deed.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my notarial seal on the date and place first above written.

Doc. No. ________;
Page No. ________;
Book No. ________;
Series of 2008.

PARTNERS' CERTIFICATE FOR PARTNERSHIPS

I, ___________________________, of legal age, the general partner in [name of partnership], (the "Partnership"), a partnership duly organized and existing under the laws of the Republic of the Philippines, with principal office at ___________________________________, after having been duly sworn in accordance with law, do hereby certify that the following resolutions were approved by the Partnership on (date):

"RESOLVED, That the [name of partnership] (the "Partnership"), authorize, as it hereby authorizes, the sale or transfer of its (number of) common shares in First Philippine Infrastructure, Inc. ("FPII") in the name of the Partnership (the "Shares") in favor of Metro Pacific Investments Corporation ("MPIC") under the Terms of the Tender Offer (Exhibit B to the SEC Form 19-1 filed by MPIC with the Securities and Exchange Commission ("SEC")).

RESOLVED, FURTHER, That the Partnership appoint, as it hereby irrevocably appoints, ***[Name of Broker]*** (the "BROKER") or any of its duly authorized directors or officers, to be the Partnership's attorney-in-fact to act in its name and on its behalf, to do all acts and things whatsoever requisite, necessary or convenient to be done, as it may in its absolute discretion determine, in connection with the sale of the FPII Shares, and in particular, the following:

(a) to represent and warrant, as the Partnership hereby represents and warrants, to MPIC that: (i) the Partnership is the sole, absolute, legal and beneficial owner of the Shares and has good, valid and marketable title to the Shares, free from any liens, encumbrances, and restrictions of any kind and nature, (ii) the Partnership can and has full authority to transfer good, valid and clean title to the Shares, and is not aware of any objection, adverse claim, dispute or notice concerning its right to tender and transfer the Shares; (iii) MPIC will obtain full and valid title to Shares, free and clear from any warrants, interests, options, liens, claims, objections, disputes, and encumbrances and will be able to freely and fully exercise all rights and privileges arising from ownership of Shares, including but not limited to the right to vote and receive dividends; and (iv) the Shares are fully paid and non-assessable and there are no further amounts payable by the Partnership to FPII or to any other entity in respect of these securities; and (v) the transfer of the Shares to MPIC shall not constitute a breach of the constitutive documents of the Partnership or of any agreement or arrangement, law, order or regulations or other issuances applicable to the Shares or the partnership or its assets or properties;

(b) to sell the Shares to MPIC through the Philippine Stock Exchange ("PSE") for Php2.46705 per common share (inclusive of block sales fees and charges, which are for the account of the Partnership and shall be deducted from the purchase price payable to the Partnership), which shall be payable in accordance with the Terms of the Tender Offer;

(c) to sign, execute, and complete on behalf of the Partnership any agreement or document required in connection with or for the purpose of the sale or transfer of the Shares and to ensure that any transfer of the same effected is in the stock and transfer book of FPII and in the system of the Philippine Depository and Trust Corporation;

(d) to receive and accept any and all payments for the Shares on behalf of the Partnership pursuant to the sale or transfer of Shares, and to deduct all expenses in relation to the sale or transfer of Shares, including but not limited to, stock transaction tax, applicable Broker's selling commission, applicable PSE fees, SEC fees, or stock certificate cancellation costs; and

(e) to do or cause to be done any and all such acts and things as shall be necessary or desirable to effect the transfer of the Shares including the appointment of substitute/s and /or broker(s) who will effect the sale or transfer of the Shares through the PSE.

HEREBY CONFIRMING AND RATIFYING everything which the BROKER or any of its duly authorized directors or officers or substitute/s shall do or purport to do under this Power of Attorney and hold the BROKER, its directors, officers, agents, employees, representatives or substitute/s, free from any liability and agree to indemnify the latter from any claims, damages or liabilities which may result, directly of indirectly, from the performance of the transactions pursuant to the terms of this Power of Attorney, which is given in consideration of the BROKER effecting the sale of the Shares as soon as possible and in any event not later than the Cross Date as defined in the Terms of the Tender Offer or any extended date approved by the SEC; provided that, if the sale is not made by such date, this Power of Attorney shall automatically lapse without need of any act on the part of the Partnership; and provided further that this Power of Attorney shall be governed by and construed in accordance with the laws of the Republic of the Philippines.

RESOLVED, FINALLY, That the Partnership authorize, as it hereby authorizes, the following persons to sign, endorse and deliver any and all documents necessary to implement the foregoing resolutions, including the stock certificates covering the Shares:

Name	Specimen Signature
______________________	______________________
______________________	______________________
______________________	______________________

IN WITNESS WHEREOF, this Certificate has been signed this _____ day of ___________, 2008 at ____________________.

____
[Name of General Partner]

REPUBLIC OF THE PHILIPPINES)
CITY OF ______)SS.

Before me, a notary public in and for the city named above, personally appeared:

Name	Competent evidence of identity	Date/Place Issued

who has been identified by me through competent evidence of identity, to be the same person who executed and signed the foregoing Partners' Certificate in my presence, and who took an oath before me as to such instrument.

Witness my hand and seal this ___ day of ________ 2008.

Doc. No. _______;
Page No. _______;
Book No. _______;
Series of 2008.

NOTE: *The person/s who will endorse the stock certificate should be the person/s whose specimen signature/s is/are on file with the stock transfer agent of FPII.*

IRREVOCABLE POWER OF ATTORNEY FOR PARTNERSHIP STOCKHOLDERS RELATING TO A PROPOSED OFFER TO BUY SHARES IN FIRST PHILIPPINE INFRASTRUCTURE, INC.

[Name of Partnership] (the "Partnership"), with address at ______________________, HEREBY IRREVOCABLY APPOINTS ***[Name of Broker]*** (the "**BROKER**"), acting through any of its directors or officers, to be the attorney-in-fact of the Partnership, to act in the name of the Partnership and on the Partnership's behalf, to do all acts and things whatsoever requisite, necessary or convenient to be done, as it may in its absolute discretion determine, in connection with the sale or transfer of the common shares, held by the Partnership in First Philippine Infrastructure, Inc. ("**FPII**") (the "**Shares**") in favor of Metro Pacific Investments Corporation ("**MPIC**") under the Terms of the Tender Offer (Exhibit B to the SEC Form 19-1 filed by MPIC with the Securities and Exchange Commission ("**SEC**")), and in particular:

(a) to represent and warrant, as the Partnership hereby represents and warrants, to MPIC that: (i) the Partnership is the sole, absolute, legal and beneficial owner of the Shares and has good, valid and marketable title to the Shares, free from any liens, encumbrances, and restrictions of any kind and nature, (ii) the Partnership can and has full authority to transfer good, valid and clean title to the Shares, and is not aware of any objection, adverse claim, dispute or notice concerning its right to tender and transfer the Shares; (iii) MPIC will obtain full and valid title to Shares, free and clear from any warrants, interests, options, liens, claims, objections, disputes, and encumbrances and will be able to freely and fully exercise all rights and privileges arising from ownership of Shares, including but not limited to the right to vote and receive dividends; and (iv) the Shares are fully paid and non-assessable and there are no further amounts payable by the Partnership to FPII or to any other entity in respect of these securities; and (v) the transfer of the Shares to MPIC shall not constitute a breach of the constitutive documents of the Partnership or of any agreement or arrangement, law, order or regulations or other issuances applicable to the Shares or the partnership or its assets or properties;

(b) to sell the Shares to MPIC through the Philippine Stock Exchange ("PSE") for Php2.46705 per common share (inclusive of block sales fees and charges, which are for the account of the Partnership and shall be deducted from the purchase price payable to the Partnership), which shall be payable in accordance with the Terms of the Tender Offer;

(c) to sign, execute, and complete on behalf of the Partnership any agreement or document required in connection with or for the purpose of the sale or transfer of the Shares and to ensure that any transfer of the same effected is in the stock and transfer book of FPII and in the system of the Philippine Depository and Trust Corporation;

(d) to receive and accept any and all payments for the Shares on behalf of the Partnership pursuant to the sale or transfer of Shares, and to deduct all expenses in relation to the sale or transfer of Shares, including but not limited to, stock transaction tax, applicable Broker's selling commission, applicable PSE fees, SEC fees, or stock certificate cancellation costs; and

(e) to do or cause to be done any and all such acts and things as shall be necessary or desirable to effect the transfer of the Shares including the appointment of substitute/s and /or broker(s) who will effect the sale or transfer of the Shares through the PSE.

HEREBY CONFIRMING AND RATIFYING everything which the BROKER or any of its duly authorized directors or officers or substitute/s shall do or purport to do under this Power of Attorney and holding the BROKER, its directors, officers, agents, employees, representatives or substitute/s, free from any liability and agree to indemnify the latter from any claims, damages or liabilities which may result, directly of indirectly, from the performance of the transactions pursuant to the terms of this Power of Attorney, which is given in consideration of the BROKER effecting the sale of the Shares as soon as possible and in any event not later than the Cross Date as defined in the Terms of the Tender Offer or any extended date approved by the SEC; provided that, if the sale is not made by such date, this Power of Attorney shall

automatically lapse without need of any act on the part of the Partnership; and provided further that this Power of Attorney shall be governed by and construed in accordance with the laws of the Republic of the Philippines.

This Power of Attorney is given in consideration of the BROKER effecting the sale of the Shares as soon as possible and in any event not later than the Cross Date as defined in the Terms of the Tender Offer, Exhibit B to the SEC Form 19-1 filed by MPIC with the SEC, or any extended date approved by the SEC. If the sale is not made by such date, this Power of Attorney shall automatically lapse without need of any act on the part of the Corporation.

IN WITNESS WHEREOF this Irrevocable Power of Attorney has been executed on this ________ day of ____________ 2008.

____
(Signature over Printed Name of
Authorized Signatory/ies of Partnership Stockholder)

______________________________ ______________________________
Signature over Printed Name of Witness Signature over Printed Name of Witness

ACKNOWLEDGMENT

REPUBLIC OF THE PHILIPPINES)
________ CITY)SS.

BEFORE ME, a Notary for and in the city named above this __ day of ____ 2008 personally appeared

Name	Competent evidence of identity	Date/Place Issued

who has/have been identified by me through competent evidence of identity, to be the same person/s who executed and signed the foregoing Irrevocable Power of Attorney in my presence, which consists of two (2) pages including the page where this acknowledgment is written, and who acknowledged to me that the same is his/her/their free and voluntary act and deed.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my notarial seal on the date and place first above written.

Doc. No. ________;
Page No. ________;
Book No. ________;
Series of 2008.

Exhibit D

BDO

CERTIFICATION

October 3, 2008

SECURITIES AND EXCHANGE COMMISSION
SEC Building
EDSA
Mandaluyong City

Gentlemen:

We write in reference to the SEC Form 19-1 filed by Metro Pacific Investments Corporation (the "Bidder") for a tender offer concerning common shares issued by First Philippine Infrastructure, Inc. ("FPII").

As bank of the Bidder, we certify that the Bidder has sufficient resources under our custody to satisfy the acceptance of the Tender Offer Shares in respect of 7,484,160 issued and outstanding shares of FPII at the tender offer price of Php2.46705 per share by those shareholders capable of accepting the tender offer during the tender offer period.

Very truly yours,

BANCO DE ORO UNIBANK, INC.

By:

Anna Marie N. Santiago
Assistant Manager
Alfaro Branch

Banco De Oro
12 ADB Avenue, Ortigas Center
Mandaluyong City 1550, Metro Manila, Philippines
P.O. Box 132-80 Ortigas Post Office
Swift Code: BNORPHMM
Tel +63(2) 702 6000

www.bdo.com.ph

We find ways

IDENTITY AND BACKGROUND OF THE BIDDER

The Bidder, Metro Pacific Investments Corporation, is a corporation organized and existing under the laws of the Philippines with principal address at the 10th Floor, MGO Building, Legazpi corner dela Rosa Streets, Legazpi Village, Makati City. The Bidder is an investment holding company.

(a) Persons Controlling the Bidder

The Bidder is owned by Metro Pacific Holdings, Inc. ("MPHI") to the extent of 97.3% of its outstanding capital stock while the remaining 2.7% is held by the directors of the Bidder and the public.

MPHI is a Philippine corporation whose stockholders and their percentages of ownership are as follows: Enterprise Investment Holdings, Inc. (60%); Intalink B.V. (26.7%); and First Pacific International Limited (13.3%).

The principal address of MPHI is 18/F Liberty Center, 104 H.V. dela Costa Street, Salcedo Village, Makati City.

(b) Members of the Board of Directors of the Bidder and MPHI

The members of the Board of Directors of the Bidder are as follows:

NAME	CITIZENSHIP	PRINCIPAL OCCUPATION	BUSINESS ADDRESS
Manuel V. Pangilinan	Filipino	President Commissioner of P.T. Indofood Sukses Makmur Tbk; Chairman of the Bidder, Philippine Long Distance and Telephone Co., Metro Pacific Corporation, Landco Pacific Corporation, Pilipino Telephone Corporation, and Smart Communications, Inc.	10/F MGO Building Legazpi corner dela Rosa Streets, Legazpi Village, Makati City
Jose Ma. K. Lim	Filipino	President and Chief Executive Officer of the Bidder; President of Metro Strategic Infrastructure Holdings, Inc.	10/F MGO Building Legazpi corner dela Rosa Streets, Legazpi Village, Makati City
Augusto P. Palisoc, Jr.	Filipino	Advisor of Bidder; Executive Director of Metro Pacific Investments Corp.; Director of Makati Medical Center and Davao Doctors Hospital	10/F MGO Building Legazpi corner dela Rosa Streets, Legazpi Village, Makati City

NAME	CITIZENSHIP	PRINCIPAL OCCUPATION	BUSINESS ADDRESS
Eric O. Recto	Filipino	Member and Chairman of the Executive Committee of the Philippine National Bank; President of Philweb Corporation, ISM Communications Corporation, Eastern Telecommunications Philippines, Inc. and Connectivity Unlimited Resource Enterprise, Inc.	17/F Tower I, Enterprise Building, 6766 Ayala Avenue, Makati City
Edward S. Go	Filipino	Chairman of the Board of Hyundai Asia Resources, Inc. and ASA Philippine Foundation; Independent Director of the Bidder, Metro Pacific Corporation, Pilipino Telephone Corporation and Filipino Fund Inc.; Director of AB Capital and Investment Corporation, Vicsal Investment Corporation and Laperal Builders, Inc.	16-A South Tower, Pacific Plaza Tower, Pacific Avenue, Bonifacio Global City
Amado R. Santiago III	Filipino	Managing Partner of the Santiago & Santiago Law Offices	G/F Room 114, Ortigas Building, Ortigas Avenue, Pasig City
Alfred A. Xerez - Burgos, Jr.	Filipino	President, Chief Executive Officer and Chairman of the Executive Committee of Landco Pacific Corporation, Muntinlupa Development Foundation and Club Punta Fuego, Inc.; Chairman of Forest Lake Development Corporation; Director of the Red Cross Philippines, Rizal Chapter	3/F Centermall Building, No. 51 President Avenue, BF Homes, Paranaque City.
Antonio A. Picazo	Filipino	Managing Partner of Picazo Buyco Tan Fider & Santos Law Offices	18th, 19th & 17th Floors Liberty Center 104 H.V. dela Costa Street, Salcedo Village, Makati City

Exhibit E

NAME	CITIZENSHIP	PRINCIPAL OCCUPATION	BUSINESS ADDRESS
Artemio V. Panganiban	Filipino	Retired Chief Justice of the Supreme Court	1203 Acacia Street, Dasmariñas Village, Makati City
Albert F. Del Rosario	Filipino	Chairman of Gotuaco, del Rosario and Associates, Inc., BusinessWorld Publishing Corporation, Makati Foundation for Education, Stratbase, Inc.; President of Philippine Telecommunications Investment Corporation	15/F Chatham Building, Valero corner Rufino Streets, Salcedo Village, Makati City

The members of the Board of Directors of MPHI are as follows:

NAME	CITIZENSHIP	PRINCIPAL OCCUPATION	BUSINESS ADDRESS
Manuel V. Pangilinan	Filipino	President Commissioner of P.T. Indofood Sukses Makmur Tbk; Chairman of the Bidder, Philippine Long Distance and Telephone Co., Metro Pacific Corporation, Landco Pacific Corporation, Pilipino Telephone Corporation, and Smart Communications, Inc.	10/F MGO Building Legazpi corner dela Rosa Streets, Legazpi Village, Makati City
Napoleon L. Nazareno	Filipino	President & CEO of Philippine Long Distance Telephone Company, Piltel, Aces Philippines Cellular Satellite Corporation, Chairman of Wolfpac Mobile, Inc. Smart Broadband, Inc., I-Contacts Corporation and Mabuhay Satellite Corporation	7/F Ramon Cojuangco Building, Makati Avenue, Makati City
Benny Santoso	Indonesian	Non-executive Director of First Pacific Company, Ltd., PT Indocement Tunggal Prakarsa Tbk; Commissioner of PT	Level 19, Wisma Indocement Jl Jend Sudirman Kav 70-71 Jakarta 12910, Indonesia

NAME	CITIZENSHIP	PRINCIPAL OCCUPATION	BUSINESS ADDRESS
		Indofood Sukses Makmur Tbk and PT Indosiar Visual Mandiri Tbk.	
Augusto Palisoc, Jr.	Filipino	Executive Director of Metro Pacific Investments Corp.; Director of Makati Medical Center and Davao Doctors Hospital.	10/F MGO Building Legazpi corner dela Rosa Streets, Legazpi Village, Makati City
Anthoni Salim	Indonesian	Chairman of First Pacific Company, Ltd.; President & CEO of the Salim Group; President Director & CEO of PTR Indofood Sukses Makmur Tbk.	Level 19, Wisma Indocement Jl Jend Sudirman Kav 70-71 Jakarta 12910, Indonesia
Edward A. Tortorici	American	Executive Director of First Pacific; Commissioner of PT Indofood Sukses Makmur Tbk; Executive Advisor for Metro Pacific Investments Corp., Maynilad Water Services, Inc. and Landco Pacific Corporation.	10/F MGO Building Legazpi corner dela Rosa Streets, Legazpi Village, Makati City
Ray C. Espinosa	Filipino	President & CEO of ePLDT, Inc.; Chairman of all ePLDT subsidiaries namely Airborne Access Corporation, ePLDT Ventus, Inc., Infocoma Technologies, Inc., Digital Paradise, Inc., Level Up (Philippines), Inc., netGames, Inc., Parlance Systems, Inc., Spi Technologies, Inc and Vocative Systems; Director of Philippine Long Distance Telephone Co.	7/F Ramon Cojuangco Building, Makati Avenue, Makati City
Antonio A. Picazo	Filipino	Managing Partner of Picazo Buyco Tan Fider & Santos Law Offices	18th, 19th & 17th Floors Liberty Center 104 H.V. dela Costa Street, Salcedo Village, Makati City

(c) Officers of the Bidder and MPHI

The officers of the Bidder are as follows:

NAME	CITIZENSHIP	POSITION	BUSINESS ADDRESS
Manuel V. Pangilinan	Filipino	Chairman of the Board	10/F MGO Building Legazpi corner dela Rosa Streets, Legazpi Village, Makati City
Jose Ma. K. Lim	Filipino	President & Chief Executive Officer	10/F MGO Building Legazpi corner dela Rosa Streets, Legazpi Village, Makati City
Christopher Daniel C. Lizo	Filipino	Treasurer & Compliance Officer	10/F MGO Building Legazpi corner dela Rosa Streets, Legazpi Village, Makati City
Antonio A. Picazo	Filipino	Corporate Secretary	18th, 19th & 17th Floors Liberty Center 104 H.V. dela Costa Street, Salcedo Village, Makati City
Gemma M. Santos	Filipino	Assistant Corporate Secretary	18th, 19th & 17th Floors Liberty Center 104 H.V. dela Costa Street, Salcedo Village, Makati City
Andrew G. Shepherd	British	Chief Finance Officer	10/F MGO Building Legazpi corner dela Rosa Streets, Legazpi Village, Makati City

The officers of MPHI are as follows:

NAME	CITIZENSHIP	POSITION	BUSINESS ADDRESS
Manuel V. Pangilinan	Filipino	Chairman & President	10/F MGO Building Legazpi corner dela Rosa Streets, Legazpi Village, Makati City
Augusto Palisoc, Jr.	Filipino	Treasurer	10/F MGO Building Legazpi corner dela Rosa Streets, Legazpi Village, Makati City
Antonio A. Picazo	Filipino	Corporate Secretary	18th, 19th & 17th Floors Liberty Center 104 H.V. dela Costa Street, Salcedo Village, Makati City

(d) Involvement In Legal Proceedings

The Bidder or MPHI is not, presently or during the last five (5) years, involved or has been involved in criminal, bankruptcy or insolvency investigations or proceedings or a civil proceeding of a judicial or administrative body of competent jurisdiction, domestic or foreign, and as a result of such proceeding was or is subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities, commodities or banking. The Bidder has not been convicted by final judgment of any offense punishable by the laws of the Republic of the Philippines or of the laws of any other nation/country.

To the knowledge and/or information of the Bidder, the present members of the Board of Directors or the officers of the Bidder or MPHI are not, presently or during the last five (5) years, involved or have been involved in criminal, bankruptcy or insolvency investigations or proceedings. To the knowledge and/or information of the Bidder or MPHI, the said persons have not been convicted by final judgment of any offense punishable by the laws of the Republic of the Philippines or of the laws of any other nation/country.

To the knowledge and/or information of the Bidder, the present members of the Board of Directors or the officers of the Bidder or MPHI are not, presently or during the last five (5) years, involved or have been involved in a civil proceeding of a judicial or administrative body of competent jurisdiction, domestic or foreign, and as a result of such proceeding was or is subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities, commodities or banking.

Exhibit F

INSTRUCTIONS TO PARTICIPATING BROKERS
on the offer of METRO PACIFIC INVESTMENTS CORPORATION
to purchase shares of FIRST PHILIPPINE INFRASTRUCTURE, INC.

In connection with the tender offer by Metro Pacific Investments Corporation to purchase common shares in First Philippine Infrastructure, Inc. ("**FPII Shares**"), following are the instructions for Participating Brokers whose clients are accepting the said offer:

1. The Terms of the Tender Offer form part of these instructions.

2. Participating Brokers are required to electronically transfer the FPII Shares being tendered by their clients to BDO Securities Corporation (the "**BROKER**"), PDTC Account No. B279.

3. For each Participating Broker transacting a transfer of the FPII Shares to the BROKER, the Philippine Depository and Trust Corporation's charges for the share transfer and any subsequent withdrawal will be for the Participating Broker's account.

Only those shares electronically transferred to the BROKER as of 12:00 p.m. on November 10, 2008 are eligible for the Tender Offer.

For orderly transfer and accurate tracking, the Participating Broker should deliver in original, a letter to the BROKER (in the form attached as Annex 1) citing the exact number of shares being transferred.

**LETTER TO BDO SECURITIES CORPORATION
FROM PARTICIPATING BROKERS
DELIVERING SHARES OF THEIR CLIENTS**

[Date]

BDO SECURITIES CORPORATION
20th Floor, BDO South Tower
BDO Corporate Center
Makati Avenue corner H.V. dela Costa Street
Makati City, Philippines

Attention: MS. JANET D. AMORA

Gentlemen:

______(Name of Participating Broker)__ is delivering ______ (___) common shares of First Philippine Infrastructure, Inc. ("FPII") from our clients who wish to participate in the Tender Offer made by Metro Pacific Investments Corporation ("MPIC") under the Terms of the Tender Offer (Exhibit B to the SEC Form 19-1 dated October 6, 2008 filed by MPIC, which we have read and understood). Our clients commit to sell the shares and authorize BDO Securities Corporation (the "**BROKER**") to sell these shares to MPIC under the Terms of the Tender Offer. These shares will be held in custodianship by the BROKER until such time that the transfer of these shares to MPIC has been effected by the BROKER.

Thank you.

Very truly yours,

[Participating Broker's Name]

________________________ ________________________
Signature over Printed Name of Authorized Signatory/ies PCD Account No.

Telephone Number:
Fax Number:

BDO SECURITIES CORPORATION hereby accepts ________ FPII Shares from ____________________ and shall hold these shares in custody under the Terms of the Tender Offer.

Acceptance and Conforme:

____
BDO SECURITIES CORPORATION
Signature over Printed Name of
Authorized Signatory
Date: ____________

FORM OF ANNOUNCEMENT OF INTENTION TO MAKE A TENDER OFFER TO SHAREHOLDERS OF FIRST PHILIPPINE INFRASTRUCTURE, INC.

TO THE SHAREHOLDERS OF FIRST PHILIPPINE INFRASTRUCTURE, INC.

October 6, 2008

This is to advise you that Metro Pacific Investments Corporation ("MPIC") obtained a binding commitment from Benpres Holdings Corporation and First Philippine Holdings Corporation for the acquisition (the "Acquisition") of a total of 4,970,570,627 common shares of First Philippine Infrastructure, Inc. ("FPII"), which currently represent approximately 98.1246%, and on the date of the closing of the Acquisition will represent approximately 99.8398%, of the total issued and outstanding common shares of FPII.

The Acquisition is subject to the mandatory tender offer provision of Section 19 of the Securities Regulation Code. Accordingly, MPIC will conduct a tender offer for 94,504,310 common shares of FPII representing approximately 1.8754% of the total outstanding common shares of FPII, pursuant to the Securities Regulation Code and its applicable implementing rules and regulations. The tender offer is subject to the Terms of the Tender Offer forming part of MPIC's Tender Offer Report in SEC Form 19-1 filed with the Securities and Exchange Commission on October 6, 2008.

Very truly yours,

THE BOARD OF DIRECTORS
OF METRO PACIFIC INVESTMENTS CORPORATION

RECEIVED
2008 OCT 14 A 11:39
FICE OF INTERNATIONAL

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

2 October 2008

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day / Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
2 October 2008	500,000	On the Exchange	4.13	4.10	2,064,750.00
Total	500,000				2,064,750.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) — 10,270,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{10,270,000 \times 100}{3,220,823,003}\right)$$ — 0.319%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

LI Lai Man Nancy

Company Secretary

First Pacific Company Limited

END